Charles S. Kim

+1 858 550 6049

ckim@cooley.com

October 22, 2018

Jeff Gabor

Erin Jaskot

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Taiwan Liposome Company, Ltd.
Amendment No. 2 to Registration Statement on Form F-1 Filed September 17, 2018; File No. 333-223090

Dear Mr. Gabor and Ms. Jaskot:

On behalf of Taiwan Liposome Company, Ltd. (“TLC” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 15, 2018 (the “Comment Letter”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form F-1 filed with the Commission on September 17, 2018 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has revised Amendment No. 3 to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter in italicized type and which is followed by the Company’s response. In the response below, page number references are to Amendment No. 3.

Prospectus Summary

Overview, page 1

1.    Please balance your disclosure regarding the ability of TLC399 to maintain therapeutic drug levels for at least six months with the fact that you have not been able to show similar results beyond three months in your current Phase II trial.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 85 of Amendment No. 3.

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Pipeline, page 4

2.    We note your response to prior comment 2. The table of your product candidate pipeline on pages 4 and 84 should reflect the actual, and not the anticipated, status of your pipeline candidates as of the latest practicable date. The table currently suggests that TLC590 has completed Phase I trials but your disclosure indicates that you are currently recruiting and dosing patients for a Phase I/II trial, and expect to report data in 2019. Additionally, the table suggests that TLC178 is in the midst of Phase I trials but your disclosure indicates that you filed an IND application in June 2018 and have not initiated clinical trials. Please revise the table to reflect the actual status of TLC590 and TLC178.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 87 of Amendment No. 3.

Risk Factors

The terms of our loan and security agreement, page 15

3.    We note that your loan and security agreement with Cathay Bank will be in default if you do not issue $50 million in equity by December 31, 2018 and receive, by October 31, 2018, either (1) $20 million from the sale or issuance of equity securities of TLCHK or (2) at least a $15 million royalty payment from a license in China. Please disclose the current amount outstanding under this agreement here and elsewhere that you discuss the loan. Please also tell us if you have any immediate plan to issue equity securities of TLCHK and/or receive a royalty payment pursuant to a license agreement, including the particular license agreement. If not, please tell us how you intend to meet these requirements. Please also disclose the existence of this agreement in the summary, including the obligations due October 31, 2018 and December 31, 2018 and the potential default if you do not meet these obligations. Please also tell us whether you will use any proceeds of the offering to repay this loan.

Response: The Company respectfully advises the Staff that it plans to use its existing cash to prepay all outstanding principal and interest under the loan from Cathay Bank in October 2018 (and in any event prior to the effectiveness of the Registration Statement). Accordingly, the loan will be repaid in full and the loan and security agreement with Cathay Bank will be terminated prior to the completion of the offering. We have revised the disclosures in Amendment No. 3 to reflect the planned prepayment of the loan.

Use of Proceeds, page 58

4.    We note that you only list TLC590 and TLC178 in this section. Please revise to indicate the amount of proceeds you will allocate to each of your product candidates and stage of development you expect to achieve for each. We note your disclosure elsewhere that you intend to begin U.S. trials for TLC599 in the first half of 2019 and that you have ongoing Phase I and Phase II trials for TLC399. If you do not plan to use any proceeds of this offering for either product candidate, please state this fact.

Response: The Company respectfully advises the Staff that it is unable to indicate an amount of offering proceeds that it will allocate to each product candidate, as the Company calculates the costs for its clinical trials on a platform basis. Each product candidate within the BioSeizer platform and the NanoX platform shares technology and equipment, as well as manufacturing expenses, with the other product candidates in the same platform. As a result, the Company had disclosed its

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October 22, 2018

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planned use of proceeds from the offering on a platform-by-platform basis, rather than on a product candidate-by-product candidate basis. However, to aid investor understanding of the use of proceeds as it relates to each of the Company’s product candidates, the Company has reiterated which product candidates are within each platform, as well as provided additional information about the specific uses of proceeds to advance each product candidate within the platform. In response to the Staff’s comment, the Company has also revised its disclosures on page 60 to Amendment No. 3 to indicate the stage of development it believes that each product candidate will achieve based on the offering proceeds expected to be used for each platform.

The Company respectfully submits that it will provide the approximate dollar amounts to be allocated to each platform at the time that the Company files a pre-effective amendment to the Registration Statement that includes pricing information.

TLC599 Phase II Data, page 92

5.    Efficacy is assessed throughout all stages of clinical trials and the determinations are within the sole authority of the FDA or comparable foreign regulatory entities. Please remove all references to your product candidates being effective. We note the following examples:

•	“TLC599 also met a series of key secondary endpoints including efficacy...” (p. 81);

•	“data showed statistically significant efficacy...” (p. 94 and 96);

•	“TLC599 showed rapid onset of pain relief....data from these trials indicated that 12mg dose provided the best efficacy” (p. 96);

•	“TLC599 demonstrated a sustained duration of pain relief....” (p. 97); and

•	“TLC599 has potential efficacy through 24 weeks....”

You can describe the results observed during the study but drawing conclusions related to efficacy is not appropriate.

Response: To address the Staff’s comment, the Company has replaced the identified statements above and other similar statements regarding efficacy of the Company’s product candidates throughout Amendment No. 3 as requested with statements outlining the results of studies undertaken with the product candidates.

6.    We note your statement on page 97, and the related Figure 11, that TLC599 demonstrated a sustained duration of pain relief twice as long as observed in a separate Phase 3 clinical trial of a currently available long-acting steroid. Given that you have not conducted a head-to-head trial of TLC599 and the referenced steroid, it is not appropriate to make this comparison. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that disclosure of the results observed in the separate Phase 3 clinical trial of a currently available long-acting steroid is helpful to investors in evaluating the results observed in the Company’s Phase II clinical trial of TLC599. Nevertheless, the Company has revised the disclosure on pages 99 and 100 of Amendment No. 3 to remove the side-by-side comparison to the referenced steroid.

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October 22, 2018

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Governing Law, Submission to Jurisdiction and Arbitration, page 184

7.    Please revise your disclosure in this section to state that the federal securities law violation aspects of such claims brought by a Holder against the Company and/or the Depositary may, at the option of the Holder, remain in state or federal court in New York as referenced in Section 22 of the Form of Deposit Agreement filed as Exhibit 4.1.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 188 of Amendment No. 3.

Notes to Consolidated Financial Statements

3. Application of New Standards, Amendments and Interpretations

Adoption and Impact of IFRS 15 Revenue from Contracts with Customers and Amendments, page F-63

8.    Tell us:

•	confirm that you had no authorization collaboration and development revenue for 2017. All revenue for 2017 is described as royalty revenue on page F-38.

•

how you determined the amount of NT$5.6 million of revenue recognized in 2018 under IFRS 15 when no revenue would have been recognized under previous accounting policies per page F-96. Ensure the disclosure is adequate so that a reader can understand the impact of adoption of IFRS 15.

•	your consideration of disclosing on page F-38 and F-82:

•	the amount of the up-front payment received from Sandoz, the date received, and the period over which you recognize the up-front payment and

•	description of the milestones stated in the contract, the amount of any milestones that have been received and when milestones were received.

•

if revenue from SciClone and SamChumDang is only recognized in 2016 as these two customers are referenced on page F-38 and do not appear on page F-82. If revenue from the SciClone and SamChumDang agreements is recognized in 2017 and/or 2018 tell us your consideration of disclosing the amount of up-front and milestone payments received.

Response: In response to the Staff’s comment, the Company respectfully provides responses as follows:

•	confirm that you had no authorization collaboration and development revenue for 2017. All revenue for 2017 is described as royalty revenue on page F-38.

The Company confirms that it had no authorization collaboration and development revenue in 2017. The Company further confirms that all revenue in 2017 was royalty revenue.

•	how you determined the amount of NT$5.6 million of revenue recognized in 2018 under IFRS 15 when no revenue would have been recognized under previous accounting policies per page F-96.

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Ensure the disclosure is adequate so that a reader can understand the impact of adoption of IFRS 15.

The determination of the amount of NT$5.6 million of revenue recognized in 2018 under IFRS 15 was based on the transaction price, excluding variable considerations that were constrained (such as future uncertain milestone payments), and the Company’s estimated progress towards fulfilling the performance obligations over time. This progress was measured by the proportion of contract costs incurred for research and development services as of the financial reporting date to the estimated total research and development costs for the authorization collaboration and development agreements. Measuring the progress of the satisfaction of the Company’s performance obligation based on the proportion of contract costs incurred to estimated total costs was determined to be the most appropriate method to estimate progress as the Company’s inputs have a direct relationship with the transfer of control of services to customers, as disclosed on page F-68. Under previous accounting policy, the Company recognized authorization collaboration and development related revenue equal to the milestone payments due to the Company at the time the applicable milestone set forth in the applicable agreement had been achieved and the amount was reasonably assured of collection, as disclosed on page F-64. The Company respectfully advises the Staff that it believes this disclosure provides adequate information regarding the impact of IFRS 15 on the Company’s authorization collaboration and development revenue.

•	your consideration of disclosing on page F-38 and F-82:

•	the amount of the up-front payment received from Sandoz, the date received, and the period over which you recognize the up-front payment and

•	a description of the milestones stated in the contract, the amount of any milestones that have been received and when milestones were received.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-38 and F-82 of Amendment No. 3.

•

if revenue from SciClone and SamChumDang is only recognized in 2016 as these two customers are referenced on page F-38 and do not appear on page F-82. If revenue from the SciClone and SamChumDang agreements is recognized in 2017 and/or 2018 tell us your consideration of disclosing the amount of up-front and milestone payments received.

The Company confirms that no revenue from SciClone was recognized in 2016, 2017 or to date in 2018, and has removed the disclosure relating to the SciClone agreement on page F-38 of Amendment No. 3 accordingly. In addition, the Company confirms that the revenue from the SamChumDang agreement in 2016 was insignificant, and that no revenue from the SamChumDang agreement was recognized in 2017 or to date in 2018.

Exhibits

9.    We note that Section 24 of the Deposit Agreement filed as Exhibit 4.1 includes a waiver of jury trial provision with respect to claims arising out of the Deposit Agreement, any ADR, or any transaction

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contemplated therein. Please clarify whether the waiver of the right to a jury trial applies to claims under the U.S. federal securities laws. To the extent that the provision applies to securities law claims, please include: (i) a risk factor regarding the impact of this provision as to holders and (ii) a statement in the registration statement and the Deposit Agreement that, by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. Additionally, please specifically describe the basis for your belief that this provision is enforceable under federal law and the laws of the State of New York.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 187 of Amendment No. 3.

The Company respectfully advises the Staff that the waiver of a jury trial would apply to any suit, action or proceeding against the Company or the depositary relating to the Company’s common shares or other deposited securities, the Deposit Agreement, the ADSs or the ADRs, including a federal securities law claim, to the extent permitted by applicable law. If a party to the Deposit Agreement opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. In response to the Staff’s comment, the Company has included disclosure on pages 50, 51 and 187 of Amendment No. 3 to clarify that the waiver of the right to a jury trial would apply to claims under the U.S. federal securities laws to the extent permitted by applicable law.

In addition, the Company has also included a risk factor on pages 50 and 51 of Amendment No. 3 regarding the impact of the waiver of jury trial provision in the Deposit Agreement on the rights of ADS holders and to discuss the potential enforceability issues of the provision in question. The risk factor disclosure also clarifies that by agreeing to the provision, ADS holders will not be deemed to have waived the Company’s or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Additionally, in response to the Staff’s, comment, the form of ADR included in the form of Deposit Agreement, which is filed as Exhibit (a) to the Registration Statement on Form F-6 for the ADSs (No. 333-225310) and incorporated by reference through Exhibit 4.1 to the Registration Statement, has been revised to provide that no disclaimer of liability under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, to the extent applicable, is intended by any provision thereof.

The Company respectfully notes the Staff’s comment regarding enforceability of the jury trial waiver provision under federal law and the laws of the State of New York. The Deposit Agreement is governed by the laws of the State of New York, which provide that jury trial waiver provisions should generally be given effect. “It is well settled that by written agreement parties may expressly waive their right to a jury trial on any claim.” Tiffany At Westbury Condominium v. Marelli Development Corp., 34 A.D.3d 791, 826 N.Y.S.2d 623 (2006). “As a general proposition, contract provisions waiving jury trial ‘are valid and enforceable, unless adequate basis to deny enforcement is set forth by the challenging party.’” Barclays Bank of New York, N.A. v. Heady Elec. Co., Inc., 174 A.D.2d 963 (1991) (citing Fordham Univ. v Manufacturers Hanover Trust Co., 145

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A.D.2d 332 (1988)). In Barclays, the court considered whether the visibility of the waiver provision in the contract was adequate (and found it to be so).

The court separately held that a waiver provision will not be enforced to bar a viable setoff or counterclaim sounding in fraud or one which is based upon the creditor’s negligence in failing to liquidate collateral upon the guarantor’s demand (which was inapplicable), and neither would a jury trial waiver be applicable in the case of an intentional tort claim (as opposed to the contract dispute at issue). In a further elucidation of the visibility standard, the Appellate Division of the Supreme Court recently enforced a waiver that it found to be “broad, clear, and complete.” Highbridge House Ogden LLC v. Highbridge Entities LLC, 155 A.D.3d 505 (2017). Here, the jury trial waiver provision is prominently disclosed to the investor, as it is included in capitalized letters in the form of Deposit Agreement, including in the form of ADR included therein, which is filed as Exhibit (a) to the Registration Statement on Form F-6 for the ADSs (No. 333-223303) and is incorporated by reference to Exhibit 4.1 to the Registration Statement. Such provision has also been described in Amendment No. 3 on page 187, again in capitalized letters. Separately, actions under the ADSs would be contractual claims, to which the exceptions cited above in this paragraph would not apply. Therefore, we believe the jury trial waiver provision in the Deposit Agreement would be enforceable under the laws of the State of New York.

The Company respectfully notes the Staff’s comment as to whether a right to trial by jury exists under the federal securities laws. While the Company is not aware of a specific statute, rule or regulation within the body of the federal securities laws that specifically provides for a right to trial by jury, the Seventh Amendment to the U.S. Constitution, which applies to all claims under common law in federal court, provides that “In suits at common law, where the value in controversy shall exceed twenty dollars, the right of trial by jury shall be preserved, and no fact tried by a jury, shall be otherwise reexamined in any court of the United States, than according to the rules of the common law.” A right to trial by jury for qualifying common law claims could be construed within the broader scope of federal securities law and could be imputed to claims under federal securities laws. Importantly, the Company notes that federal courts recognize the right to waive trial by jury and will generally enforce jury trial waiver provisions. “When asserted in federal court, the right to a jury trial is governed by federal law…. Although the right to a jury trial is fundamental and a presumption exists against its waiver, a contractual waiver is enforceable if it is made knowingly, intentionally, and voluntarily.” Merrill Lynch & Co. Inc. v. Allegheny Energy, Inc., 500 F.3d 171 (2007). The Company reiterates that the jury trial waiver provision specifically provides that such waiver is made to the fullest extent permitted by applicable law, so if federal law were to prohibit the waiver of a jury trial, ADS holders and beneficial owners would not be disadvantaged. In this regard, such provision is consistent with Section 14 of the Securities Act of 1933, as amended, which provides that “[a]ny condition, stipulation, or provision binding any person acquiring any security to waive compliance with any provision of this title or of the rules and regulations of the Commission shall be void.”

*    *    *

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October 22, 2018

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The Company respectfully requests the Staff’s assistance in completing its review of the Registration Statement as soon as possible. Please do not hesitate to contact me at (858) 550-6049 or Robert Phillips at (415) 693-2020 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Charles S. Kim

Charles S. Kim

cc:	George Yeh, Taiwan Liposome Company, Ltd.
Robert Phillips, Cooley LLP
James Lu, Cooley LLP
Jacqueline Fu, K&L Gates
Bruce K. Dallas, Davis Polk & Wardwell LLP
Justin C. Liang, Baker & McKenzie, Taiwan

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